August __, 2007



Vanguard Market Neutral Fund
  a series of Vanguard Montgomery Funds
P.O. Box 2600 Valley Forge, PA 19482

Laudus Rosenberg U.S. Large/Mid
  Capitalization Long/Short Equity Fund
  a series of Laudus Trust
P. O. Box 8032
Boston, MA  02266

Ladies and Gentlemen:

     You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) Vanguard Market Neutral Fund (the "ACQUIRING FUND"), a series of Vanguard Montgomery Funds (the "VANGUARD TRUST"), a statutory trust formed under the laws of the State of Delaware, (ii) Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund (the "SELLING FUND"), a series of the Laudus Trust (the "LAUDUS TRUST"), a business trust formed under the laws of the Commonwealth of Massachusetts, and (iii) the holders ("SHAREHOLDERS") of voting shares of beneficial interest of the Selling Fund ("SELLING FUND SHARES"), when the Shareholders receive solely units of beneficial interest of the Acquiring Fund ("ACQUIRING FUND SHARES") in exchange for their Selling Fund Shares pursuant to the transfer by the Selling Fund of all of the assets of the Selling Fund to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all Liabilities (as defined in that certain Agreement and Plan of Reorganization adopted by the Board of Trustees of the Laudus Trust on behalf of the Selling Fund and the Board of Trustees of the Vanguard Trust on behalf of the Acquiring Fund (the "PLAN")) of the Selling Fund (the "Reorganization"), all pursuant to the Plan. This opinion is being delivered pursuant to Section 8.5 of the Plan.

     We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all

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Vanguard Montgomery Funds
Laudus Trust
August __, 2007
Page 2


documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

     We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Selling Fund set forth in the Plan and representations made in letters from the Acquiring Fund and the Selling Fund addressed to us for our use in rendering this opinion ("TAX REPRESENTATION LETTERS"). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

     The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended ("CODE"), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

     Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

o the acquisition by the Acquiring Fund of all of the Selling Fund's assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities, followed by the distribution by the Selling Fund to its Shareholders of those Acquiring Fund Shares in exchange for their Selling Fund Shares in complete liquidation of the Selling Fund, all pursuant to the Plan, constitutes a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

o under Sections 361 and 357(a) of the Code, the Selling Fund will not recognize gain or loss upon the transfer of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities, and the Selling Fund will not recognize gain or loss upon the distribution to its Shareholders of the Acquiring Fund Shares in the subsequent liquidation of the Selling Fund;

o under Section 354 of the Code, Shareholders will not recognize gain or loss on the receipt of Acquiring Fund Shares solely in exchange for their Selling Fund Shares;

o under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund Shares held by the Shareholder immediately prior to the Reorganization;


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Vanguard Montgomery Funds
Laudus Trust
August __, 2007
Page 3


o under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Shareholder pursuant to the Reorganization will include the period during which the Selling Fund Shares exchanged therefor were held by such Shareholder, provided that the Shareholder held the Selling Fund Shares as capital assets on the Closing Date (as defined in the Plan);


o under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of assets of the Selling Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities;

o under Section 362(b) of the Code, the tax basis of the assets of the Selling Fund transferred to the Acquiring Fund pursuant to the Reorganization will be the same in the hands of the Acquiring Fund as the tax basis of such assets in the hands of the Selling Fund immediately prior to the Reorganization;

o the Acquiring Fund will succeed to and take into account the items of the Selling Fund described in Section 381(c) of the Code; and

o under Section 1223(2) of the Code, the holding periods of the assets of the Selling Fund transferred to the Acquiring Fund in the Reorganization in the hands of the Acquiring Fund will include the periods during which such assets were held by the Selling Fund.

     No opinion is expressed herein as to the effect of the Reorganization on the Funds or any Shareholder with respect to the recognition of any unrealized gain or loss for any asset that is required to be marked to market for U.S. federal income tax purposes upon termination of the Selling Fund's taxable year.

     Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the reference to us in the Proxy Statement.

Sincerely yours,